UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Freshpet, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

358039105
(CUSIP Number)
Michael Tuchschmid Jacobs Holding AG Seefeldquai 17 P.O. Box CH-8034 Zurich, Switzerland +41 44 388 61 61
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	358039105
1.	Names of Reporting Persons Jacobs Holding AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,222,222
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,222,222
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,222,222
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14.	Type of Reporting Person (See Instructions) CO

__________________

(1)	The calculation of this percentage is based on 33,984,757 shares of Common Stock outstanding as of March 8, 2017, which number the Issuer reported in its 10-K (as discussed in Item 5 of this Schedule 13D).

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D relating to the common stock, $0.001 par value per share (the “Common Stock”) of Freshpet, Inc., a Delaware corporation (the “Issuer”) filed on April 29, 2016 (as amended by Amendment No. 1 filed on May 9, 2016, Amendment No. 2 filed on May 26, 2016, Amendment No. 3 filed on June 7, 2016 and Amendment No. 4 filed on June 29, 2016, the “Initial Schedule 13D,” and, as amended by this Amendment, this “Schedule 13D”). Except as expressly indicated otherwise below, all items from the Initial Schedule 13D are unchanged. Capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price for the shares of Common Stock to which this Schedule 13D relates (including proceeds from Jacobs Holding’s sale of Common Stock) was $16,901,102. Such price was funded through Jacobs Holding’s internally generated funds.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a) of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       The information relating to the beneficial ownership of Common Stock by Jacobs Holding set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference. Jacobs Holding has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,222,222 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock based on 33,984,757 shares of Common Stock outstanding as of March 8, 2017, which number the Issuer reported in its Form 10-K for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission on March 14, 2017 (the “10-K”).

Item 5(c) of the Initial Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph therein:

(c)       Information concerning transactions in the Common Stock in the past 60 days by the parties named in Item 5(a) above is set forth on Schedule B.

Schedule B to the Initial Schedule 13D is hereby amended and supplemented by adding the contents of Schedule B to this Amendment to such schedule.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2017

JACOBS HOLDING AG

By:	/s/ Michael Tuchschmid
	Name:	Michael Tuchschmid
	Title:	Chief Financial Officer

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER IN THE PAST 60 DAYS

Name of Transacting Person	Date of Transaction	Number of Shares Purchased (Sold)	Nature of Purchase (Sale)	Price Per Share	Aggregate Purchase (Sale) Price
Jacobs Holding AG	1-Feb-17	(2,400)	Open Market	$11.04	($26,492.40)
Jacobs Holding AG	2-Feb-17	(14,900)	Open Market	$11.05	($164,580.93)
Jacobs Holding AG	3-Feb-17	(13,900)	Open Market	$11.09	($154,117.64)
Jacobs Holding AG	6-Feb-17	(41,621)	Open Market	$11.16	($464,382.15)
Jacobs Holding AG	7-Feb-17	(33,500)	Open Market	$11.32	($379,230.05)
Jacobs Holding AG	8-Feb-17	(79,305)	Open Market	$11.67	($925,758.99)
Jacobs Holding AG	9-Feb-17	(27,223)	Open Market	$11.71	($318,737.77)
Jacobs Holding AG	10-Feb-17	(13,600)	Open Market	$11.60	($157,762.72)
Jacobs Holding AG	13-Feb-17	(15,197)	Open Market	$11.56	($175,730.51)
Jacobs Holding AG	14-Feb-17	(16,703)	Open Market	$11.24	($187,821.89)
Jacobs Holding AG	15-Feb-17	(24,375)	Open Market	$11.05	($269,397.38)
Jacobs Holding AG	16-Feb-17	(2,025)	Open Market	$11.01	($22,295.05)
Jacobs Holding AG	17-Feb-17	(5,300)	Open Market	$11.04	($58,507.76)
Jacobs Holding AG	22-Feb-17	(3,578)	Open Market	$11.60	($41,504.80)
Jacobs Holding AG	23-Feb-17	(11,632)	Open Market	$11.34	($131,919.68)
Jacobs Holding AG	24-Feb-17	(7,955)	Open Market	$11.03	($87,757.97)
Jacobs Holding AG	10-Mar-17	(211,907)	Open Market	$11.07	($2,346,085.97)
Jacobs Holding AG	13-Mar-17	(34,300)	Open Market	$11.21	($384,533.87)
Jacobs Holding AG	14-Mar-17	(25,000)	Open Market	$11.10	($277,435.00)
Jacobs Holding AG	15-Mar-17	(6,700)	Open Market	$11.16	($74,749.89)
Jacobs Holding AG	16-Mar-17	(175,070)	Open Market	$11.24	($1,967,016.49)
Jacobs Holding AG	17-Mar-17	(252,854)	Open Market	$11.40	($2,883,547.02)
Jacobs Holding AG	20-Mar-17	(92,066)	Open Market	$11.24	($1,034,425.96)

Total		(1,111,111)			($12,533,791.87)